Exhibit (a)(2)

Letter Accompanying the Offer to Exchange

All Employees:

Team:

I am pleased to announce that the Board of Directors has approved a measure that offers our employees the ability to exchange existing stock options, generally those granted prior to April 1, 2006, for new options. We have uniquely challenging years ahead of us as we have set aggressive performance goals for 2006 and beyond, all while undergoing major changes at all levels within the company. Institutionalization of the newly implemented business processes, which include: strategic roadmap development, operating plan development, organizational succession planning, integrated product development and organizational restructuring, takes real dedication on everyone’s part because in addition to learning these you still have to deliver on your goals and objectives. We recognize this and the fact that this turnaround effort will require additional work and focus by everyone.

As a result, we believe it’s important for you to have a real stake in the ownership of the Company as you are contributing directly to Microvision’s turnaround. The stock option program is a long-term incentive program, and the intent of granting options to purchase stock is to better align employee’s interest with those of our stockholders.

The offer to exchange is described in the document, called the “Offer to Exchange,” that is attached to this email. The Offer to Exchange is a lengthy document. In order to assist you in understanding the exchange offer and to answer any questions you may have, there will be a number of information sessions held over the next two weeks. These sessions are designed for informational purposes only and are not to advise you whether to participate or, if you decide to, in what manner to participate. A few basic points about this offer:

•	This option exchange offer is entirely voluntary - you are not required to participate.
•	There is an offer period of twenty (20) business days.

Other important terms and conditions of the offer, including the risks of participating, are described in the Offer to Exchange. You should review this document carefully.

I encourage you to review the attached material prior to the information sessions. Please note that if you would like to participate, your response is due to the Payroll Department by 5:00 pm Pacific Time, May 17, 2006.